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PERSONAL AND CONFIDENTIAL

September 14, 2016

Suzanne Zourmaras	Email: szouma@yahoo.com
San Diego, CA

Dear Suzy:

I am delighted to extend to you this offer of employment with Teradata Corporation (together with its affiliates, “Teradata”). Your position title will be EVP and Chief Human Resources Officer, reporting directly to Vic Lund, President and CEO. I am anticipating your employment to commence on October 3, 2016, contingent upon Teradata’s receipt of appropriate results from your background investigation and drug test and formal approval by the Compensation and Human Resource Committee of Teradata’s Board of Directors (the “Committee”).

This letter outlines the key elements of your compensation. Given that your role will be as an executive officer with Teradata, all outlined compensation elements are subject to the review and approval of the Committee.

We are recommending to the Committee that it approve a gross base salary of $360,000.00 annually; this equates to a weekly rate of $6,923.08. Because we operate on a bi-weekly pay schedule, you will be paid two weeks salary five days following the close of each pay cycle. Additional details regarding your overall compensation and benefits program are outlined in Attachment A. Your compensation will be reviewed from time to time for adjustment as appropriate in the judgment of the Committee.

In addition to your base salary, you will be eligible to participate in the Teradata Management Incentive Plan (MIP). Teradata’s MIP is a performance-based annual incentive program for executive officers that includes an annual bonus program based on financial and strategic performance results achieved by Teradata, as well as your individual performance against your business objectives. As such, MIP awards are subject to discretionary adjustment based on performance as outlined in the guidelines. We are recommending to the Committee that it approve an MIP target incentive opportunity of 65% of your eligible earnings, pro-rated for the number of months in role, which would bring your total targeted annual compensation to $594,000.26. The bonus is scheduled to be paid in March 2017 following the 2016 plan year.

This offer of employment reflects the entire agreement regarding the terms and conditions of your employment and is contingent upon your agreement to certain Conditions of Employment as outlined in Attachment B, including but not limited to the restriction of disclosure of any trade secret or confidential/proprietary information during your employment at Teradata, as well as approval by the Committee. Upon your acceptance of this employment offer, please read the instructions and contents of Attachment B and sign your acceptance within 3 business days of the receipt of this letter.

Suzy, I am enthusiastic about the contributions you will bring to the Teradata team, and I certainly hope you will decide to join us. I believe this opportunity represents a chance for you to extend your professional career in an exciting and rewarding Teradata environment.

If you have any questions regarding the details of this offer, please contact Laura Nyquist, General Counsel at 937-242-4845 or her mobile (937-305-6727). Laura will make the necessary arrangements to ensure any additional questions you may have are addressed, so you are able to make an informed decision.

Sincerely,

Vic Lund
President and CEO

ATTACHMENT A
INCENTIVES AND BENEFITS

Executive Equity Awards:
Contingent upon your acceptance of this offer, we will recommend to the Compensation and Human Resource Committee of the Teradata Board of Directors (the “Committee”) that you be granted an equity award with a total value of $850,000.00 to be delivered as approved by the Committee. The effective date of the grant for this award will be the same date on which the annual equity awards for Teradata executive officers are effective (“Equity Effective Date”), which we anticipate to be on or about November 28, 2016. While the precise nature of the award to be granted will be as determined by the Committee, which has not yet decided on the equity vehicle mix of the annual equity award program for executive officers, we expect that management will recommend the following delivery vehicles to the Committee, which would result in your recommended award being delivered as follows:

Performance-Based Restricted Share Units

On the Equity Effective Date, we recommend to the Committee that Teradata grant you Performance-Based Restricted Share Units (the “PBRSUs”) with a value of $510,000.00. The actual number of PBRSUs would be determined by taking the value of the award and dividing it by the average closing price of Teradata common stock for the twenty (20) trading days immediately preceding, but not including, the Equity Effective Date. The result would be rounded to the nearest whole unit.

It is expected that the PBRSUs would have a three-year performance period and would vest in full in February 2020, subject to your continued employment with Teradata on the vesting date and other terms and conditions set forth in the award agreement(s) for the PBRSUs. The PBRSUs will be subject to standard terms and conditions determined by the Committee.

Restricted Share Units

We recommend that Teradata grant you Restricted Share Units (the “RSUs”) with a value of $170,000.00. The actual number of RSUs would be determined by taking the value of the award and dividing it by the average closing price of Teradata common stock for the twenty (20) trading days immediately preceding, but not including, the Equity Effective Date. The result shall be rounded to the nearest whole unit.

The RSUs are expected to vest one-third on each anniversary of the Equity Effective Date until vested in full at three years, subject to your continued employment with Teradata on each applicable vesting date and other terms and conditions set forth in the award agreement for the RSUs. The RSUs will be subject to standard terms and conditions determined by the Committee.

Stock Options

We recommend that Teradata grant you Stock Options with a value of $170,000.00. The actual number of Stock Options would be determined by taking the value of the award and dividing it by the average closing price of Teradata common stock for the twenty (20) trading days immediately preceding, but not including, the Equity Effective Date. The result shall be rounded to the nearest whole share.

The Stock Options are expected to vest one-fourth on each anniversary of the Equity Effective Date until vested in full at four years, subject to your continued employment with Teradata on each applicable vesting date and the other terms and conditions set forth in the award agreement for the Stock Options. The Stock Options will be subject to standard terms and conditions determined by the Committee.

Your equity awards will be issued under the terms of Teradata’s Stock Incentive Plan, which is administered by Fidelity Investments®. The specific terms and conditions relating to the award will be outlined in the applicable award agreement contained on Fidelity’s website. Within two weeks after your Equity Effective Date, your grant will be loaded to Fidelity’s system. You will be able access your grants at www.netbenefits.fidelity.com. Please review the grant information, including the applicable grant agreement, carefully and indicate your acceptance by clicking on the appropriate button.

If you have questions about your shares you may contact the Fidelity Stock Plan Services Line directly at 1-800-429-2363. For questions that Fidelity is unable to answer, contact Teradata by email at compensation.global@teradata.com

IMPORTANT NOTICE:
You must accept your award online in accordance with the procedures established by the Company and the Plan administrator. By accepting your award in accordance with these procedures, you acknowledge that a copy of the Teradata 2012 Stock Incentive Plan, as amended (the “Plan”), the Plan Summary and Prospectus, and the Company's most recent Annual Report and Proxy Statement (collectively, the "Prospectus Information") either have been received by you or are available for viewing on the Company's intranet site at HReXpress (located in the “Related Links” section of the Management Stock Options / Restricted Shares page), and you consent to receiving this Prospectus Information electronically, or, in the alternative, agree to contact Global, Compensation, to request a paper copy of the Prospectus Information at no charge. By accepting your award, you also represent that you are familiar with the terms and provisions of the Prospectus Information and that you accept the award on the terms, and subject to the conditions, set forth in the applicable grant agreement for your award and in the Plan. Failure to accept your award may result in its cancellation.

Change in Control:
We will recommend to the Committee that you be eligible to participate in the Teradata Change in Control Severance Plan (the “CIC Plan”) as a Tier II participant, following approval by the Committee of your participation. We anticipate that you would be designated by the Committee as an eligible Participant effective upon the date you begin your employment with Teradata; however, this plan is subject to amendment or termination by Teradata in accordance with the terms of the CIC Plan. The CIC Plan details are provided in the Teradata Change in Control Severance Plan, a copy of which will be provided to you separately.
Vacation Exception:
Under Teradata’s vacation policy you are entitled to receive paid vacation days and holidays. As Teradata associates gain tenure, they accrue additional vacation rewards. In recognition of your prior work experience, Teradata will waive the tenure requirements of our policy to provide additional vacation during your first nine years of Teradata employment. Given your expected start date of October 3, 2016, you will be eligible to receive five (5) vacation days and two (2) floating holidays this year. In 2017, you will accrue twenty (20) vacation days and six (6) floating holidays. In your tenth year of Teradata employment, you will revert to Teradata’s standard vacation policy. All vacation accrues on a prorated basis throughout the year and vests monthly on the first day of each month. Additionally, Teradata recognizes the following as paid holidays: New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Teradata Benefits:
When you begin employment with Teradata you will have the opportunity to elect benefits for yourself and your eligible dependents retroactive to your first day of employment. If you do not make any benefit elections, you will be provided core coverage for yourself only, as of your hire date. Teradata core benefit coverage includes:

Teradata Health Care Coverage, Teradata Dental Care Coverage, Short-Term and Long-Term Disability Coverage, Life Insurance Coverage, and Accidental Death and Dismemberment Insurance Coverage.

You will have the opportunity to design your own personalized benefit elections through the company's flexible benefits program 10-15 days after Teradata establishes your payroll record. After Teradata receives your signed offer letter and employment paperwork, the Benefits Center will send an email to your work email address with information on how to enroll in Teradata’s benefits plans. You should receive this email within a few days of your first day of employment. You will have 30 days to make benefit elections and to enroll eligible dependents, whose coverage will be made retroactive to your date of hire. Annual enrollment is traditionally conducted in November each calendar year. At that time, you will have an opportunity to make benefits elections for the following year.

Additionally, you will be eligible to participate in the Teradata Savings Plan (401k), and the Teradata Stock Purchase Plan. Information about each program is available on the Fidelity NetBenefits website, accessible once you begin employment.

Tax Matters:
Teradata agrees to cooperate with you to amend your offer letter to the extent you deem necessary to avoid imposition of any additional tax under Section 409A of the Internal Revenue Code, as amended, but only to the extent such amendment would not have a more than de minimis adverse effect on Teradata.

Notwithstanding any other provision of your offer letter, Teradata may withhold from any amounts payable hereunder, or any other benefits received pursuant hereto, such minimum federal, state and/or local taxes as shall be required to be withheld under any applicable law or regulation.

ATTACHMENT B
CONDITIONS OF EMPLOYMENT

Teradata requires employment candidates to successfully complete various employment documentation and processes. This offer of employment is conditioned upon your satisfying and agreeing to the criteria which follow: drug screening test, all pre-employment verification, U.S employment eligibility, Teradata mutual agreement to arbitrate all employment related claims, and Teradata employment agreement. You assume any and all risks associated with terminating any prior or current employment, or making any financial or personal commitments based upon Teradata’s conditional offer.

1. Background Check and Drug Screen Test:
This offer of employment is conditioned upon your taking a urine drug screen test and our receipt of negative results from that test. By accepting this offer and these conditions you are giving Teradata permission to release the results to Teradata designated officials.

Instructions: Upon signing the offer and pre-employment verification, a link from First Advantage will be sent to you to initiate the background check process. Please submit your information within 3 days of receipt of the link. Upon submission of the background information, instructions for scheduling the drug screen test will be provided on the website. The drug screen test must be taken within 3 business days of submitting your background information

2.	Pre-Employment Verification:
This offer of employment is conditioned upon the verification of your background to include the following: education and employment history, Social Security Number validation, criminal history, credit history, national sex offender search, and Global Sanctions check. Depending on job responsibilities, some positions may require that your driving record is also satisfactory.

3.	U.S. Employment Eligibility:
Pursuant to the terms of the Immigration and Control Act of 1986, Teradata can only hire employees if they are legally entitled to work and remain in the United States.

4.	Teradata Employment Terms and Conditions:
As a condition of employment, you must read, understand and agree to the enclosed document. By signing the Teradata Employment Agreement, you are verifying receipt of this document and your agreement and willingness to abide with the contents of the Teradata Terms and Conditions of Employment, Protection of Trade Secrets Agreement, and Consent to Collection of Personal Data. The Teradata Consent to Collection of Personal Data apprises you of Teradata personal data collection practices.

5. Teradata Mutual Agreement to Arbitrate all Employment Related Claims:
As a condition of employment for any Teradata position, you must read, understand and agree to the enclosed document: Teradata Mutual Agreement to Arbitrate All Employment Related Claims. By signing this acceptance of employment, you are verifying the receipt of this document and your agreement and willingness to abide with the contents of the Mutual Agreement to Arbitrate Agreement.

6. Teradata Code of Conduct & Conflicts of Interest Certifications for New Hires:
Teradata requires that each new associate read the Teradata Values Statement and Code of Conduct and certify his/her reading of it and his/her commitment to comply with it. Teradata also requires that each new associate disclose in writing all actual and potential conflict of interest circumstances which pertain to him/her and certify that he/she has disclosed all conflict of interest circumstances in writing to Teradata. These requirements apply to both new associates who are hired as employees and new associates engaged as individual independent staff contractors.
Generally, these certifications should be provided by each new associate within 30 days after his/her start-date. Sometimes a new associate may require more time to provide these certifications (for example, if he/she does not yet have a Teradata computer, Teradata email address, or online access to Teradata networks/systems), in which case he/she may provide the certifications later. But, Teradata policies require that in all events the certifications must be provided by no later than 90 days after the new associate’s start-date.

New associates can provide these certifications and disclosures by either: (a) completing the online Teradata Code of Conduct training and certification module through the Teradata University e-learning system; or (b) manually completing and submitting the form below. We prefer that it be done through the online Teradata University module. Teradata University can be accessed from the Teradata employee intranet web home page (http://teradatanet.teradata.com) under the “Sites” tab >> Learning >> Teradata University. Once on the Teradata University web site, you will find Code of Conduct under the Curriculum Status section on the home page. Click on the title then click on the Go to Content button.

The Code of Conduct training and certification module on Teradata University includes links to the Teradata Values Statement and Code of Conduct and instructions for the conflicts of interest disclosure. The Teradata Values Statement and Code of Conduct, as well as Teradata policies and related ethics and compliance documents and information can be accessed by associates through the following internal-Teradata web page: http://iis.teradatanet.teradata.com/teradatanet/codeofconduct.asp; and the Values Statement and Code of Conduct can be accessed through the following external-Teradata web page:.

Teradata requires that each Teradata associate re-certify the same each year. Teradata will distribute information about the annual Code of Conduct and Conflicts of Interest certification process to all associates by email, employee web-site/portal announcements and/or employee e-newsletter announcements. The annual re-certification typically will occur in the October/November time frame of each year and typically will be done electronically. New associates still will need to complete the annual all-associate online certification, even if he/she completed the new-hire certification earlier in the same year.

Only new associates who do not complete the certifications and disclosures online through the above-described module on Teradata University and the instructions in that module should complete, sign and submit copies of the following form to their manager, their Teradata Human Resources representative and HR Service Center We also recommend that the new associate retain a copy of his/her certification and disclosures (e.g. a copy of the completed form below or a copy of the completion-acknowledge page from the online module).

Accepting this Offer of Employment:
By accepting and signing Teradata’s offer of employment you certify to Teradata that you are not subject to a non-competition agreement with any company which would preclude or restrict you from performing the position being offered in this letter. We also advise you of Teradata’s policy of respecting the intellectual property rights of other companies. You should not bring with you to your Teradata position any documents or materials designated as confidential, proprietary or trade secret by another company, nor in any other way disclose trade secret information while employed by Teradata.

This offer letter supersedes and completely replaces any prior oral or written communication on this subject, including all prior agreements on compensation or bonuses (it being understood that this letter will not supersede but will be in addition to any restrictive covenants to which you may otherwise be or become subject). This letter reflects the general description of the terms and conditions of your employment with Teradata, and is not a contract of employment for any definite duration of time. The employment relationship with Teradata is by mutual consent (“Employment at Will”). This means either you or Teradata have the right to discontinue the employment relationship with or without cause at any time and for any reason.

By accepting and signing Teradata’s offer of employment, you acknowledge that you have read the foregoing information relative to Teradata’s conditions of employment and understand that your employment offer is conditioned upon their satisfaction.